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                                                            EXHIBIT 99.4



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                                   [ARTWORK]


                        ANTITRUST LAW & ECONOMICS REVIEW

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                                 Vol. 26, No. 1

                       EXCLUSIVE DEALING WITH 70% SHARE:

                      HARLEY-DAVIDSON'S RESTRICTED OUTPUT,

                              INFLATED PRICES, AND

                                INFERIOR QUALITY

                               CHARLES E. MUELLER

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The following was submitted in response to the FTC's invitation (above) for public comment on the Harley petition to lift a 1954 order banning its exclusive dealing.

March 23, 1995

Federal Trade Commission

Office of the Secretary

6th & Pennsylvania Ave.

Washington, DC 20580

In re: Harley-Davidson Motor Co., Dkt. 5698

Dear Sir/Madam:

MISLEADING PETITION


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Harley-Davidson Motor Company (Harley) petitioned the Federal Trade Commission on February 8, 1995, to reopen and set aside an order entered against it on June 29, 1954, prohibiting Harley from selling its motorcycles on the condition that the buyer "shall not use, or deal in, or sell motorcycles, motorcycle equipment, parts, accessories, oil, or other similar or related products supplied by any competitor or competitors of [Harley]." This letter is submitted in response to the Commission's invitation of February 24, 1995, for public comment. I have been a specialist in antitrust law and policy for 37 years, including 15 years with the Federal Trade Commission (10 of those on the staffs of a chairman and two commissioners), and 20 years as editor of the Antitrust Law & Economics Review. I am also, and have been for many years, a motorcycle enthusiast and thus an interested observer of the industry. The petition filed by Harley on February 8, 1995, is misleading in several vital respects:

THE 'HEAVYWEIGHT' MARKET

1. HARLEY'S SHARE OF THE RELEVANT MARKET IS 60% OR MORE. According to Harley's petition (page 18, above), its 1993 share of the U.S. motorcycle industry is only 20.1% (behind Honda's alleged 29.5%). There are two things wrong with this Harley claim of only a 20.1% market share. First, there is no such thing as a "motorcycle" market, i.e., one that includes all motorcycles, as Harley has presented the figures here. The industry recognizes as an economically-separate market, for example, "heavyweight" motorcycles (e.g., over 800cc engine sizes). The smallest motorcycle manufactured by Harley is an 883cc, which means it competes solely in this "heavyweight" market, one in which it holds a market share estimated by all industry observers at over 60% and probably well over 75%.

BIG 'STREET' BIKES

The problem of correctly defining the relevant market here is illustrated in Charts 1 through 3, below. Referring first to Chart 1, Harley makes no ATVs (all-terrain vehicles), no dirt bikes, no scooters, and no dual-purpose bikes. It competes solely in the street segment (37%) of the "motorcycle" industry. Similarly, within that "street" category (Chart 2), it makes, for example, no "sport" bikes, focusing instead on the "cruiser" and "touring" classifications. Finally, within its major market--the "cruiser" class--Harley makes no motorcycles in the under-600cc (lightweight) category and devotes only about 25% of its production to the 600cc-900cc (middleweight) group.

HARLEY'S TARIFF REPRESENTATIONS

In 1982, Harley's petition for a 5-year tariff against the Japanese big bikes--beginning at 45% the first year, then 35% the second, and so on--was granted by the International Trade (Tariff) Commission and in 1988 its board chairman, announcing that Harley no longer needed that tariff protection, reported that its "share of the heavyweight motorcycle market has climbed... from a record low of 12.5% in 1983 to 19.4% in 1986." 'Transformed' Monopoly, Antitrust Law & Economics Review, Vol. 19, No. 3, p. 48. It defined its "heavyweight" market interest to the tariff authorities at the time as the over-700cc category and today claims in its dealer communications (and on its Milwaukee home office bulletin board, per one recent visitor) over 60% of that same market.

60% UNIT SHARE

Industry consultant and member of the board of the Motorcycle Industry Council
(MIC) Tony McAndrew reports (American Big Twin Dealer, April 1995) that "the 1994 MIC Statistical Annual at


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page 16 clearly shows the total of all imported [e.g., Japanese] motorcycles over 790cc was 37,300 units. Harley built 81,696 motorcycles over 790cc in 1994 [and] 24,513 [of them] were shipped overseas. The remaining 57,183 [Harley] units were sold domestically, over 20,000 more than all of their competitors combined." Adding Harley's 57,183 heavyweights to the 37,300 imports yields a total of 94,483 machines, with a Harley share of 60.5%. (While Honda, for example, produces some heavyweight bikes at its Marysville, Ohio, plant, the import heavyweight figure of 37,000 includes a substantial portion of the 54,871 sport bikes, all imported, that were sold in the U.S. in 1994, a category in which Harley does not compete and which is thus not part of the relevant market. See Chart 2.)

5 TIMES SHARE OF LARGEST RIVAL

The industry consensus, including its own dealers, is that after these factors are properly taken into account, Harley holds some 67.1% of the motorcycle market in which it actually competes, the 800cc and up heavyweight market for cruisers and touring bikes (see Chart 4, above.) In this economically relevant market, the shares of Harley and its competitors (again, Chart 4) are: Harley, 67.1%; Honda, 13.0%; Kawasaki, 6.4%; Suzuki, 5.3%; Yamaha, 4.4%; BMW, 2.1%;
other, 1.7%. (In the market where Harley concentrates 3/4ths of its production, the over-900cc category, its 1994 share is 74%. American Big Twin Dealer, April 1995.) Harley is thus at least 5 times the size of its nearest competitor in the relevant market.

$17,500 'LIST' PRICE

2. HARLEY POSSESSES 'MARKET POWER' AND EXERCISES IT BY RESTRICTING OUTPUT BELOW, AND MAINTAINING PRICES ABOVE, COMPETITIVE LEVELS. Harley produces motorcycles in 20 "models," divided into 3 sizes, all heavyweights. At the bottom end or "entry" level, it makes 3 models of its 883cc "Sportster" with suggested list prices of around $6,000, plus one 1200cc model of it that lists at $7,395. These bikes carry little profit for the Harley dealers (even at the substantially higher prices actually charged at retail) and are used by Harley as a "hook" for drawing beginning riders to the Harley line. (As noted, these entry bikes represent only 25% of Harley's production and, in the view of its dealers, are largely a drain on their profits.) Harley's real market is built around its biggest bike, a 1340cc motorcycle sold in 16 models with suggested list prices from $10,000 to $17,500. Harley has 600 franchised dealers in the U.S. and sells some 60,000 Harley machines (of all sizes) per year, for an average of 100 motorcycles sold per dealer each year. Actual retail prices, as noted, greatly exceed Harley's "suggested" prices.

$185,000 DEALER NET

Thus one relatively small dealer related to me in a recent interview that his yearly "allocation" of Harley motorcycles--the maximum number Harley will ship him in a year--is 60; that he sells those 60 bikes at an average price of $15,000 (yielding him $900,000 in bike sales last year); and that his Harley dealership had gross sales of $1.5 million in '94, with $400,000 of that being gross profit and $185,000 of it being net take-home profit to him. (His non-bike sales of $600,000 included repair services, $100,000, and sales of parts, accessories, and riding apparel, $500,000. His retail margin is 20% on the machines, higher on the rest.) The $15,000 average price for all Harley models confirms that its real market is at the top end of the heavyweights.

POWER TO PROFITABLY RAISE PRICE BY 5% TO 12%

Harley's dealers are uniformly agreed that it is restricting its output far below the demand for both


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Harley motorcycles and parts. They have, for example, a "waiting list" covering their "allocation" of Harley bikes for the next 12 months, i.e., they've already received deposits from consumers for all of the machines they'll be shipped by Harley within the next year. A form of "grey market" thus operates in new
Harleys: Shoppers at the top of the waiting list take delivery, resell (at a premium) to a non-franchised retailer, who in turn resells it again (reportedly at $5,000 or so above the "suggested" retail price) to the ultimate consumer. Harley is quite aware that it has the power to raise its prices still further at any time. Its Vice President for Sales, Mr. Jerry Wilke, explained in a recent interview (American Big Twin Dealer, August 1994, p. 17) that Harley "could probably have raised prices 5%, 10%, 12% or more and we probably still could have sold out for 1995 without any problem whatsoever."

RESTRICTING OUTPUT TO AVOID MONOPOLY CHARGE?

Harley could of course increase its output. (It has two plants, one in Milwaukee where it produces primarily engines, and a second one in York, Pennsylvania, where it assembles the bikes for final shipment to its dealers. Both operate with only a single shift and could obviously put on a second one.) When I've asked its dealers why it doesn't expand its output to meet the demand at its chosen price level, the answer has been: "If it did make all the bikes we need, it would have a monopoly, close to 100% of the market." Officially, Harley explains that it's restricting its output to prevent the current "bubble" from bursting. Wilke, supra. Harley's exercise of market power in the pricing of its motorcycles--its charging of a price that exceeds the competitive level--is illustrated by a recent evaluation of the 6 leading heavyweight cruisers (Harley's major market) sold in the U.S. The table below lists the 6 big cruisers in the order of the performance evaluation they received by the group of expert riders/testers, along with their sizes and prices:

The average list price of the 5 non-Harley heavyweight motorcycles evaluated here is $8,179 and, since they are sold largely in multi-brand dealerships (e.g., a Honda dealer who also carries Kawasaki, Yamaha, and so on), they are typically available at discounts from those manufacturer-suggested prices. The Harley list price, $13,425, on the other hand, is thus not only 64% higher than the average of its direct competitors' machines but, as noted, can't actually be bought even at that dramatically higher-than-competitive price. Notice also that it is smaller than two of the others, 1340cc versus Suzuki's 1400cc and the 1st-place winner, Kawasaki's 1500cc.

'CLUMSY, UNDER-POWERED, AND ANTIQUATED'

3. HARLEY MOTORCYCLES AND PARTS ARE, ON AVERAGE, INFERIOR IN QUALITY TO THOSE OF ITS COMPETITORS. Harley maintains in its petition here that it has a 90-year-old "reputation for quality" to uphold and that forcing its 600 dealers to stop buying from its competitors is necessary in order to protect them and the ultimate consumer from ending up with "inferior" motorcycles, parts, and accessories. Consider the performance evaluation of the Harley machine reported above. Is Harley's 64% higher price in this comparison explainable in terms of quality superiority? On the contrary. Even a Harley veteran in the testing group noted depressingly "that for roughly the same amount [of money] we could buy any two of the other cruisers." Id., 16. And even for a tester who "gets a kick" out of riding it, the performance was rated poor: "Okay, the Harley is a clumsy, underpowered, antiquated design bike with awkward controls," acceptable as a "pure toy, for jazzing around town on a Sunday afternoon. Just don't ask me to ride it more than about 150 miles in a day..." Id., p. 19. Another:
"Honestly, I have ridden Harleys that were at least tolerable but this is not one of them." But "okay, so you're only buying the bike to impress your buddies and the babes, and you're never going to ride over 45 mph." Id., p. 20.


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'ALWAYS OVERLOADED'

A longstanding joke among Harley riders is that the motorcycle "is always overloaded, thanks to the pounds of tools one has to carry around to keep it operational on the road." See 'Transformed' Monopoly, Antitrust Law & Economics Review, supra. Then came Harley's decline during the '70s as higher-quality and lower-priced machines were brought in by its Japanese competitors, with its share of the heavyweight market dropping from over 90% to, as noted above, a record low of 12.5% in 1983. With the 45% tariff wall imposed in 1982, its share had recovered to 19.4% in 1986 and its board chairman explained the transformation in terms of quality improvement: "This 'new' Harley-Davidson runs its plants with 2/3rds less inventory than in 1981, has improved productivity by 50%, lowered scrap and rework by 2/3rds, and cut defects per unit by 70%. The company's annual revenues per employee have doubled since 1981. We've taken a company that was on the brink of disaster and transformed it." Id.

'THEY'RE STILL JUNK'

Does this mean Harley has finally succeeded in solving its longstanding motorcycle "quality" problem? When I put that question directly to one of its dealers a few days ago, his answer was: "They're still junk." Even the new one he personally rides uses oil. They "shake, rattle, leak, and bolts and fenders fall off." They constantly need repair and, because Harley is almost as far behind in meeting the demand for parts as for the bikes themselves, they spend weeks at a time in the shop. Interviews with not only franchised Harley dealers but with independent (non-franchised) Harley repair/accessory shops bring out the same story, a tale of poorly-made, bone-shaking motorcycles that, outrun and out-performed in every dimension by the machines of their competitors, still spend more time in the repair shop than on the street.

5.26 TIMES HIGHER PARTS PRICES

Why would such an inefficient monopoly as Harley-Davidson want an exclusive-dealing arrangement with its 600 U.S. dealers? The answer is presumably illustrated by the prices it charges those dealers for parts. A poorly-made motorcycle is a virtual black hole for the consumption of replacement parts. The head of the National Association of Harley-Davidson Dealers (NAHD), in a letter of March 7, 1995, to the Federal Trade Commission opposing this Harley petition to lift the 1954 order in question, gave these 4 examples of parts supplied by Harley versus the same parts (or of equal or better quality) obtained from an after-market supplier, Custom Chrome, Inc.
(CCI): (1) A mainshaft second gear for a Harley motorcycle, with a $175.95 Harley suggested retail price, versus CCI's $29.19 suggested price; (2) a countershaft low gear for a Harley motorcycle, Harley's $163.05 price versus CCI's $29.95; (3) a rocker assembly for the engine of a Harley motorcycle, Harley price of $110.35 versus CCI's $29.95; and (4) a rocker arm for the engine of a Harley motorcycle, Harley's $167.75 price versus CCI's $31.95. The Harley suggested prices to the consumer here are, on average, 5.26 times those of the competing parts supplier, CCI, and again the latter's quality is reportedly as high as or higher than Harley's.

30% RAKEOFF?

With the lifting of the order, Harley will be free to extend this kind of skimming operation to the full array of parts and accessories handled by its 600 U.S. dealers. It will presumably go to the now price-cutting after-market producers with a "licensing" offer, one under which--for a hefty licensing fee (or override commission) of, say, 15%, 30% or more--Harley will put their names on its "approved" list



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of suppliers to its dealers. The latter, in turn, will presumably add Harley's new 30% or so rakeoff to their own price to the ultimate consumer, the owner of the Harley motorcycle. The after-market supplier who refuses to cooperate will get cut off from the 600 Harley dealers. The Harley dealer who refuses to cooperate either can expect his supply of Harley motorcycles to be cut off, his "allocation" of bikes reduced, or find his deliveries "unavoidably" slowed to a trickle.

HARLEY BUYERS 'INSENSITIVE TO PRICE'

There are of course some small (non-franchised) shops that also provide repairs and accessories for Harley motorcycles and, not being subject to Harley's new price-raising operation, will remain free to serve any price-conscious Harley consumers. The willingness of Harley consumers to pay 64% more for an inferior motorcycle, however (p. 39, above)--and their willingness to pay 5 times as much for Harley parts of the same or lower quality than competing parts (above)--are strong evidence that the Harley buyer is, in the main, relatively insensitive to price. The Harley management may well be correct, then, in believing that a very large amount of additional money can be extracted from its price-insensitive consumers and affluent dealers (e.g., the $185,000 take-home profits of the small Harley dealer mentioned above), particularly on the vast parts and accessories after-market, before encountering any serious resistance. (Parts, accessories, and riding apparel constitute 68.6% of the sales of the non-franchised retail outlets, versus 23% of sales of the franchised dealers. Motorcycle Industry Council, April 1994.)

ONE DEALER, 5 BRANDS

4. LIFTING THE HARLEY ORDER WILL LIKELY RAISE PRICES AND LOWER QUALITY OF COMPETING PRODUCERS. Harley claims in its petition (p. 26, above) that the 1954 order "denies Harley-Davidson the opportunity to avail itself of lawful, procompetitive types of distribution arrangements that... are freely available to its competitors," thus falsely implying that its competitors engage in exclusive dealing. This is not the case. Virtually all of the non-Harley producers--Honda, Kawasaki, BMW, and so on--sell in the U.S. through multi-brand dealerships. In Ft. Pierce, Florida, for example, the Honda dealer is also franchised by Kawasaki and the Yamaha dealer, located some 4 blocks away, is similarly franchised by Suzuki. In Yucca Valley, California, a single dealer is franchised by Honda, Kawasaki, Suzuki, and Yamaha--with its Harleys kept in a separate building.

'RESTRICTED OUTPUT, SHODDY PRODUCTS, AND WILDLY INFLATED PRICES'

The Japanese (and European) motorcycle manufacturers have in the main been quite respectful of the American antitrust laws, a respect based in large part on the continuing order barring America's own dominant motorcycle firm, Harley, from engaging in exclusive arrangements with its dealers. When that order is lifted, the lawyers for Honda, Kawasaki, and the other foreign producers will naturally advise their clients that the U.S. rules have now changed, that what Harley the giant can lawfully do, the smaller members of the industry are by definition free to emulate. Exclusive dealing will become universal in the U.S. motorcycle industry, then, for those manufacturers who find it profitable. The industry as a whole will be pushed in the direction of the lowest common denominator, the Harley model of restricted output, shoddy products, and wildly inflated prices. A precedent will have been set that will inevitably spread to other, even larger U.S. industries.

The Harley petition should be denied as patently contrary to the public interest.

Respectfully submitted,


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Charles E. Mueller

Editor

Antitrust Law & Economics Review

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